EXHIBIT 99.1

Golar LNG Limited: 2015 Annual General Meeting

HAMILTON, Bermuda, July 6, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited advises that its 2015 Annual General Meeting will be held on September 23, 2015. The record date for voting at the Annual General Meeting is set to July 28, 2015. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited

Hamilton, Bermuda

July 6, 2015

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: + 44 207 063 7900